Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

The following discussion contains “forward-looking statements,” including statements regarding expectations, beliefs, intentions or strategies for the future. These statements may identify important factors which could cause our actual results to differ materially from those indicated by the forward-looking statements. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	our lack of operating history;

●	our current and future capital requirements and our belief that our existing cash will be sufficient to fund our operations for more than one year from the date that the financial statements are issued;

●	our ability to manufacture, market and sell our products and to generate revenues;

●	our ability to maintain our relationships with key partners and grow relationships with new partners;

●	our ability to maintain or protect the validity of our U.S. and other patents and other intellectual property;

●	our ability to launch and penetrate markets in new locations and new market segments;

●	our ability to retain key executive members and hire additional personnel;

●	our ability to maintain and expand intellectual property rights;

●	interpretations of current laws and the passages of future laws;

●	our ability to achieve greater regulatory compliance needed in existing and new markets;

●	the overall demand for passenger and freight transport;

●	our ability to achieve key performance milestones in our planned operational testing;

●	our ability to establish adequate sales, marketing and distribution channels;

●	acceptance of our business model by investors; and

●	other risks and uncertainties, including those listed in the section titled “Risk Factors” in the Company’s annual report on Form 20-F filed with the SEC on May 16, 2022.

The preceding list is not intended to be an exhaustive list of any forward-looking statements and are based on our beliefs, assumptions and expectations of future performance, taking into account the information available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results to differ materially from the results expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are based upon information available to our management as of the date hereof and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements after the date hereof to conform these statements to actual results or to changes in our expectations.

Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

The following financial data in this narrative are expressed in thousands of U.S. dollars, except for share and per share data or as otherwise noted.

Overview

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality.

Operating Expenses

Our current operating expenses consist of two components — research and development expenses, and general and administrative expenses. To date, we have not generated significant revenues.

Research and Development Expenses, net

Our research and development expenses consist primarily of salaries and related personnel expenses (including share-based payment), subcontractor’s expenses and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

	Six months ended June 30,
(in thousands of USD)	2022	2021

Depreciation	67	51
Share-based payment	82	467
Payroll and related expenses	2,434	3,011
Subcontracted work and consulting	8	25
Equipment	61	50
Rent and office maintenance	179	197
Other	275	37

Total	3,106	3,838

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional service fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six months ended June 30,
(in thousands of USD)	2022	2021

Payroll and related expenses	1,003	697
Share-based payment	199	544
Professional services	722	350
Travel expenses	47	3
Rent and office maintenance	60	66
Depreciation and other	97	67
Total	2,128	1,727

Comparison of the Six Months Ended June 30, 2022 to the Six Months Ended June 30, 2021

Results of Operations

(in thousands of USD)	Six months ended June 30,
	2022	2021
Revenues	219	417
Cost of sales	(358)	(113)
Gross profit	(139)	304
Research and development expenses	(3,106)	(3,838)
General and administrative expenses	(2,128)	(1,727)
Operating loss	(5,373)	(5,261)
Financial (expenses) income, net	125	133

Total Loss	(5,248)	(5,128)

Revenues

During the six months ended June 30, 2022, we recognized revenues in respect of the completion of a proof of concept for a customer in the United States, in the total amount of approximately $219,000.

During the six months ended June 30, 2021, we recognized revenues in respect of the sale of a prototype and additional services for an operational field test, in the total amount of approximately $417,000.

Research and Development Expenses

Our research and development expenses for the six months ended June 30, 2022, amounted to $3,106,000 representing a decrease of $732,000 or 19%, compared to $3,838,000 for the six months ended June 30, 2021. The decrease was primarily attributable to a decrease of $360,000 in salaries and related personnel expenses reflecting a decrease in the number of employees and classification of part of the salary costs to the cost of revenues, and a decrease of $385,000 in share-based compensation related to grant dates and vesting periods, offset by an increase of $237,000 in other expenses mainly related to a one-time payment to Israel Railways of 1.5% of the actual proceeds to us from our initial public offering (“IPO”).

General and administrative expenses

Our general and administrative expenses totaled $2,128,000 for the six months ended June 30, 2022, an increase of $401,000 or 23%, compared to $1,727,000 for the six months ended June 30, 2021. The increase was primarily attributable to an increase of $306,000 in payroll, reflecting one-time IPO bonus payments to executive officers and an increase of $373,000 in professional services related to the Company being a public company (mainly for accounting and legal expenses), offset by a decrease of $345,000 in share-based compensation related to grant dates and vesting periods.

Operating loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2022, was $5,373,000 compared to an operating loss of $5,261,000 for the six months ended June 30, 2021, an increase of $112,000 or 2%.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized net financial income of $125,000 for the six months ended June 30, 2022, compared to net financial income of $133,000 for the six months ended June 30, 2021. The increase was primarily attributable to exchange rate differences.

Total Comprehensive Loss

As a result of the foregoing, our total comprehensive loss for the six months ended June 30, 2022, was $5,248,000 compared to $5,128,000 for the six months ended June 30, 2021.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date(s) of the financial statements and the reported amounts of revenues and expenses during the reporting period(s). A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects – Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report, as well as our unaudited condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2022, included elsewhere in this Report Form 6-K.

Liquidity and Capital Resources.

Overview

Since our inception through June 30, 2022, we have funded our operations principally with approximately $63 million (net of issuance expenses) from the issuance of our equity securities and exercise of warrants and options. As of June 30, 2022, we had approximately $12,926,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

	Six months ended June 30,
(in thousands of USD)	2022	2021

Operating activities	(5,355)	(4,929)

Investing activities	--	(63)

Financing activities	16,653	5,127

Net increase in cash and cash equivalents	11,298	135

Operating Activities

Net cash used in operating activities of $5,355,000 during the six months ended June 30, 2022, was primarily used for payment of an aggregate of approximately $3,437,000 in subcontractors and salaries and related personnel expenses. The remaining amount of $1,918,000 was primarily used for professional services, travel, rent and other miscellaneous expenses.

Net cash used in operating activities of $4,929,000 during the six months ended June 30, 2021, was primarily used for payment of an aggregate of approximately $3,733,000 in subcontractors and salaries and related personnel expenses. The remaining amount of approximately $1,222,000 was used for professional services, travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of $63,000 during six months ended June 30, 2021, reflected the purchase of fixed assets. No cash was used in investing activities during the six months ended June 30, 2022.

Financing Activities

Net cash provided by financing activities during the six months ended June 30, 2022, consisted of $16,653,000 of net proceeds primarily from the issuance of shares and warrants in our IPO, and to a lesser extent from proceeds from the issuance of Preferred A Shares and a convertible debt, both prior to our IPO.

Net cash provided by financing activities during the six months ended June 30, 2021, consisted of $5,127,000 of net proceeds from our issuance of Preferred A Shares and exercise of options to purchase ordinary shares.

On October 13, 2020, we and Knorr-Bremse Systeme für Schienenfahrzeuge GmbH, or Knorr-Bremse, entered into an investment agreement under which we issued 51,282 Preferred A shares to Knorr-Bremse, in consideration of a total investment of $10,000,000. The investment amount was transferred to us in two equal installments, the first installment upon closing and the second installment on April 13, 2021.

In addition, pursuant to the terms of the agreement, we were granted a call option for an additional amount of $5,000,000 at the same price per share and in exchange for the same class of shares. According to an amendment signed by and among the parties the exercise period of the option was extended and shall be in full force and effect until March 31, 2022. On February 14, 2022, we and Knorr-Bremse signed a second amendment to the investment agreement according to which from February 14, 2022, we are entitled to exercise the option in two installments as follows: (i) to call for up to $2,000,000 out of the option amount no later than March 31, 2022; and (ii) to call for up to $2,286,000 out of the option amount no later than June 30, 2022. The aforesaid option shall expire on the closing of our initial public offering if such shall occur prior to June 30, 2022. On March 6, 2022, we issued to Knorr-Bremse, a total of 10,256 Preferred A shares at a price of $195 per share, after we called an amount of $2,000,000 out of the option amount.

In January 2022, we entered into a Simple Agreement for Future Equity with our two main shareholders providing for financing in the aggregate amount of $1,000,000.

On April 4, 2022, we completed our IPO, in which we issued 3,787,241 units. Each unit included one ordinary share and one warrant to purchase one ordinary share at an exercise price of $4.13. The warrants are exercisable at any time up to five years after the IPO. Additionally, On April 4, 2022, the underwriter partially exercised its over-allotment option with respect to 568,086 warrants to purchase ordinary shares. Gross proceeds for the offering were approximately $15.6 million, before deducting underwriting discounts and commissions and offering expenses and approximately $13.6 million after deducting underwriting discounts and commissions and offering expenses.

Current Outlook

We have financed our operations to date primarily through proceeds from issuance of our Ordinary and Preferred Shares. We have incurred losses and generated negative cash flows from operations since inception in April 2016. Since inception, we have not generated any significant revenues from the sale of products and we do not expect to generate significant revenues from the sale of our products in the near future.

As of June 30, 2022, our cash and cash equivalents were $12,926,000. We expect that our existing cash and cash equivalents will be sufficient to fund our current operations for more than one year from the date that the financial statements are issued. We expect that we will require substantial additional capital to complete the development of additional features of our system according to customers’ requirements, including algorithm optimization, cognitive layer development, system minimization and optical development, as well as to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.